EXHIBIT 99.2

PRIVATE RULING 200046025

     "This document may not be used or cited as precedent. Section 6110(j)(3) of the Internal Revenue Code."


Section 61 -- Gross Income Defined

61.00-00, 61.03-00, 61.43-00, 451.01-00


     PRIVATE RULING 200046025; 2000 PRL LEXIS 1499


DATE: August 18, 2000

REFER REPLY TO:  [*1]  Refer Reply To: CC::FIP:2-PLR-109823-00

Release Date: 11/17/2000

LEGEND: Parent = * * * Company = * * * Department = * * * Agencies = * * * State A = * * * State B = * * * Statute = * * *
SPE Securities = * * * Investor Securities = * * * a = * * * b = * * * C = * * * d = * * * e = * * * f = * * *

      Dear * * *

     [1] This letter is in reply to your letter dated May 8, 2000, asking the Internal Revenue Service to rule on the transaction described below.

     FACTS

     [2] Parent is the common parent [*2] of an affiliated group of corporations that includes Company. Parent files a consolidated return for the group.

     [3] Company, a calendar year taxpayer that uses the accrual method of accounting, is an investor-owned electric utility in State A. Company generates, transmits, and distributes electricity to residential, commercial, industrial, and governmental customers within its service area. Company has a monopoly for providing electricity within its service area and is regulated by Department, the Federal Energy Regulatory Commission, and the Nuclear Regulatory Commission.

     [4] State A is deregulating the power-generation portion of its electric industry. After industry restructuring, Company's customers will be allowed to contract directly with alternative suppliers of electricity, and electric utilities and other suppliers will compete to sell electricity.

     [5] Statute contemplates that certain costs of electric utilities (commonly referred to as "stranded costs") -- including previously incurred costs associated with generation facilities that have market values below their book value, costs associated with contracts to purchase electricity at above-market prices, and other external [*3] costs -- will not be recoverable from customers in a reorganized, competitive electric industry. To facilitate the transition from the current regulated system to a competitive one, Statute permits the electric utilities to recover a portion of these costs (Transition Costs). To
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permit this recovery of Transition Costs, Statute authorizes and directs
Department to allow the utility to collect from consumers of electricity located in its service area and using the distribution system of the utility a special charge (Transition Charge) that is based on the amount of electricity purchased by the consumers, regardless of from whom they purchase electricity.

     [6] After enactment of Statute, Department approved Company's collection of a Transition Charge to recover its Transition Costs pursuant to Statute.

     [7] Statute also authorizes Department to permit the utility to securitize all or a portion of its Transition Charge. Statute contemplates that securitization transactions will be executed pursuant to a financing order (Financing Order) issued by Department and provides a comprehensive framework for such securitization.

     PROPOSED TRANSACTION

     [8] Company has applied for a Financing Order [*4] to finance a portion of its Transition Costs, (together with transaction and credit enhancement costs, through the issuance of SPE Securities and Investor Securities each having an aggregate principal amount of approximately a. Pursuant to Statute, the Financing Order is expected to identify the portion of Company's Transition Charge that may be securitized (such portion, once securitized is referred to as the, [sic] RTC amount). The RTC amount is recovered through the RTC Charge. The RTC Charge is defined as a nonbypassable usage-based, per kilowatt hour charge payable by customers, that will yield the amounts necessary to provide for interest on Investor Securities, the amortization of all Investor Securities in accordance with the applicable expected amortization schedule, the payment of fees and expenses related to the issuance and servicing of the Investor Securities, the collection of an overcollateralization amount and the replenishment of a capital subaccount. The RTC Charge appears on each retail users [sic] monthly bill until the SPE Securities and Investor Securities are discharged in full.

     [9] The principal asset to be used to support the SPE Securities is the right [*5] to collect the RTC Charge, which Statute establishes as a separate property right (Transition Property) that includes all right, title, and interest in and to all revenues, collections, claims, payments, money, or proceeds of or arising from the RTC Charge. Statute also provides that the Financing Order must include a procedure for the periodic adjustment of the RTC Charge. Pursuant to Statute and the Financing Order, the Transition Property and the RTC Charge will be irrevocable, and cannot be reduced, rescinded, altered, amended or impaired by either Department or State A. The RTC Charge will be set to provide for recovery of the costs associated with billing and collecting the RTC Charges as well as for an excess amount (Overcollateralization Amount) that will eventually reach at least b percent of the initial principal amount of the SPE Securities. The Overcollateralization Amount will be collected ratably over the expected term of the SPE Securities.

     [10] Company will form a wholly owned limited liability company (SPE) under State B law as a bankruptcy remote company for the special purpose of effectuating the proposed transaction. The SPE will use the accrual method of accounting, [*6] and Company effectively will be the sole member of the SPE. Agencies will establish a State B business trust (Trust). The Trust will not be an agency or instrumentality of State A.

     [11] For federal income tax purposes, the SPE is expected to be treated as a division of Company and not as a separate entity. The SPE will not elect to be treated as an association taxable as a corporation under section 301.7701-3(b)(1) of the Procedure and Administration Regulations. Company will contribute, as equity to the SPE, cash equal to at least c percent of the initial principal balance of the Investor Securities (Capital Amount). The SPE will invest the equity in financial instruments that are issued by parties unaffiliated with Company and that can be readily converted to cash.

     [12] Pursuant to the Financing Order, the SPE will issue SPE Securities to the Trust. The SPE Securities will be nonrecourse to Company but will be secured by the assets of the SPE including (a) the Transition Property, (b) accounts maintained for payments on the SPE Securities (collectively, Collection Account), (c) all amounts or investment property on deposit in or credited to the Collection Account, (d) all other [*7] property of whatever kind owned by the SPE (less amounts owed to certain service providers), and (e) all rights of the SPE in and to the transaction documents such as the purchase agreement for the Transition Property. The SPE Securities will not be subordinated to the claims of any creditors or equity owners of the SPE, other than for payments of trustee, servicing, and administrative fees.

     [13] The SPE Securities will be issued in one or more series. Each series of the SPE Securities may be offered in one or more classes, each expected to have a different principal amount, term, interest rate, and amortization schedule. Company expects that the SPE Securities will have scheduled maturities not longer than d years, and legal maturities not longer than e years. Scheduled maturity is the date on which the final principal payment is expected to be paid; legal maturity is the date on which nonpayment is a default.

     [14] The SPE Securities are expected to be sold at or near par value and will not in any event be sold for more than par value. The Company represents that payments of principal and interest on the SPE Securities will be made in accordance with an amortization schedule to be [*8] determined at the time of offering, but that such payments will be made not more frequently than quarterly. Principal payments are expected to be applied in sequential class order within each series until the outstanding balance of such class or series is reduced to zero. The SPE Securities will also be subject to an optional "clean- up" call when the outstanding principal amount of a series declines to less than f percent the original principal amount of such series.

     [15] The Trust will issue Investor Securities to underwriters, who will sell the Investor Securities to public investors. The Investor Securities will be in the form of pass-through certificates representing beneficial ownership interests in the SPE Securities held by the Trust. Each class of each series of Investor Securities will represent fractional undivided beneficial interests in a class of a series of SPE Securities held by the Trust and the proceeds thereof. Therefore, each class of Investor Securities will have a principal amount, term, interest rate, amortization, and call provisions that are identical to the corresponding class of SPE Securities. The Investor Securities will be secured by a lien on the Transition [*9] Property as provided by Statute.

     [16] The Trust will transfer the proceeds from the issuance of the Investor Securities, net of its transaction expenses, if any, to the SPE, as consideration for the SPE Securities. The SPE will then transfer to Company, as consideration for the transfer of the Transition Property to the SPE, the balance of such proceeds, net of any remaining transaction expenses. The assets of the Trust will consist of the SPE Securities and any swap or other hedging agreement executed solely to permit the issuance of variable rate Investor Securities. The Investor Securities are expected to be sold at or near par value.

     [17] Upon issuance of the initial series of SPE Securities, the SPE will establish the Collection Account, which will consist of at least four subaccounts: entitled General, Reserve, Overcollateralization, and Capital. Additional subaccounts may be established in respect of additional credit enhancements or as necessitated for convenience by the transaction documents. These accounts will be maintained and administered in trust by the trustee for the SPE Securities.

     [18] On behalf of the SPE, Company will act initially as the servicer for the Transition [*10] Property. As servicer, Company will bill and collect the RTC Charge and retain all books and records regarding the RTC Charge, subject to the right of the SPE and the Trust to inspect those records. Company, or any successor servicer, will periodically remit (as frequently as required by the rating agencies and in all events within one calendar month of collection) collections of RTC Charges to the trustee for the SPE Securities. Monies deposited with the trustee for the SPE Securities will be held in the Collection Account. Only in the event that Company fails satisfactorily to perform its servicing functions will Company be subject to replacement as servicer. Company's ability to resign as servicer will be restricted.

     [19] The billed and collected RTC Charge will be remitted to the Collection Account. Amounts in the Collection Account will be used to pay trustee fees, servicing fees, administrative costs, operating expenses of the SPE and the Trust, accrued but unpaid interest on all classes of the SPE Securities, and principal (to the extent scheduled) on the outstanding SPE Securities. Any remaining billed and collected RTC Charge will be allocated to the Capital Subaccount (to [*11] the extent that the Capital Subaccount is below the required capital level), the Overcollateralization Subaccount (to the extent scheduled), and then to the Reserve Subaccount.

     [20] If the billed and collected RTC Charge in any period is insufficient to satisfy the SPE's payment obligations on the SPE Securities, then amounts in the Reserve Subaccount, the accumulated Overcollateralization Amount, and Capital Amount will be used (in that order) to satisfy scheduled principal and interest payments. To the extent that the Overcollateralization Amount or the Capital Amount is used to satisfy principal and interest payments on the SPE Securities, the RTC Charge will be adjusted in the future to restore those amounts.

     [21] Investment earnings on amounts in the Collection Account also may be used to satisfy scheduled interest and principal payments on SPE Securities and to restore the Capital Amount and the scheduled Overcollateralization Amount. Except for earnings on the Capital Subaccount, any excess earnings will be remitted to the SPE and, after the last scheduled date for the payment of accrued interest and principal on the bonds, will be distributed to Company. Investment earnings [*12] on amounts in the Capital Subaccount, to the extent not used to satisfy the Investor Securities, will be paid to Company periodically. Amounts in the Capital Subaccount and any investment earnings thereon, to the extent not used to satisfy the Investor Securities, will be returned to Company after the Investor Securities are paid in full.

     [22] The SPE Securities will provide for the following events of default:
(1) a default in the payment of accrued interest on any class of SPE Securities (after a specified grace period); (2) a default in the payment of outstanding principal as of the legal maturity date; (3) a default in payment of the redemption price following a call as of the redemption date; (4) certain breaches of covenants, representations or warranties by the SPE in the indenture under which the SPE Securities are issued; and (5) certain events of bankruptcy, insolvency, receivership or liquidation of the SPE. In the event of a payment default on the SPE Securities, the trustee for the SPE Securities or holders of a majority in principal amount of all series then outstanding may declare the principal of all classes of the SPE Securities to be immediately due and payable. [*13]

     [23] ISSUES


     1. Does the issuance of the Financing Order authorizing collection of the RTC Charge by Company result in gross income to Company?

     2. Does the issuance of the SPE Securities to the Trust or the issuance of the Investor Securities by the Trust result in gross income to Company?

     3. Are the SPE Securities obligations of Company?

      LAW

     [24] Section 61 of the Internal Revenue Code generally defines gross income as "income from whatever source derived," except as otherwise provided by law. Gross income includes income realized in any form, whether in money, property, or services. Section 1.61-1(a) of the Income Tax Regulations. This definition encompasses all "accessions to wealth, clearly realized, and over which the taxpayers have complete dominion." Commissioner v. Glenshaw Glass Co., 348 U.S. 426, 431 (1955), 1955-1 C.B. 207.

     [25] The right to collect the RTC Charge is of significant value in producing income for Company, and State A's action in making the RTC Charge rights transferable has enhanced that value. Generally, the granting of [*14] a transferable right by the government does not cause the realization of income. Rev. Rul. 92-16, 1992-1 C.B. 15 (allocation of air emission rights by the Environmental Protection Agency does not cause a utility to realize gross income); Rev. Rul. 67-135, 1967-1 C.B. 20 (fair market value of an oil and gas lease obtained from the government through a lottery is not includible in income).

     [26] The economic substance of a transaction generally governs its federal tax consequences. Gregory v. Helvering, 293 U.S. 465 (1935), XIV-1 C.B.193. Affixing a label to an undertaking does not determine its character. Rev. Rul. 97-3, 1997-1 C.B. 9. An instrument secured by property may be an obligation of the taxpayer or, alternatively, may be a disposition of the underlying property by the taxpayer. Cf. id. (the Small Business Administration is the primary obligor of certain guaranteed payment rights that are created under its participating security program).

     CONCLUSIONS

     [27] Based on the facts as represented, we rule as follows:


     1. The [*15] issuance of the Financing Order authorizing the collection of the RTC Charge by Company will not result in gross income to Company.

     2. Neither the issuance of the SPE Securities to the Trust nor the issuance of the Investor Securities by the Trust will result in gross income to Company.

     3. The SPE Securities will be obligations of Company.

     [28] Except as specifically ruled on above, no opinion is expressed or implied regarding the federal tax aspects of the transaction.

     [29] This ruling is directed only to the taxpayer(s) requesting it. Section 6110(k)(3) of the Code provides that it may not be used or cited as precedent.


                                   Sincerely yours,

                                   Acting Associate Chief Counsel
                                   (Financial Institutions and
                                      Products)

                               By: /s/ MARSHALL FEIRING
                                   ---------------------------
                                   Senior Technician Reviewer,
                                      Branch 2